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Filed Pursuant to Rule 424(b)(5)
Registration No. 333-160305

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE OR JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED AUGUST 13, 2009

PRELIMINARY PROSPECTUS SUPPLEMENT
(To prospectus dated July 15, 2009)

                                     Shares

COMMON STOCK

        We are offering                         shares of our common stock. Our common stock is listed on the NYSE Amex under the symbol "TIS". On August 12, 2009, the last reported sale price of our common stock as reported on the NYSE Amex was $21.28 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page S-6 before investing in our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us (before expenses)	$	$

        The underwriter may also purchase from us up to an additional                         shares of our common stock at the public offering price less the underwriting discount to cover over-allotments, if any, within 30 days of the date of this prospectus supplement.

        Delivery of the common stock to purchasers will be made on or about August     , 2009 through the book-entry facilities of The Depository Trust Company.

Stephens Inc.

The date of this prospectus supplement is August     , 2009.

Prospectus Supplement

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of our common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part, the accompanying prospectus, provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement and the information contained in the accompanying prospectus or any document incorporated by reference therein filed prior to the date of this prospectus supplement, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

        You should rely only on the information contained in this prospectus supplement and contained, or incorporated by reference, in the accompanying prospectus. Neither we nor the underwriter have authorized anyone to provide you with information that is different. The information contained in this prospectus supplement and contained, or incorporated by reference, in the accompanying prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock. It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, in making your investment decision. You should also read and consider the information in the documents to which we have referred you in the section entitled "Incorporation of Certain Documents by Reference" in this prospectus supplement.

        No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement and the accompanying prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct as of any time subsequent to the date of such information.

        The distribution of this prospectus supplement and the accompanying prospectus and the offering of the shares in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or a solicitation of an offer on our behalf or the underwriter, to subscribe to or purchase any of the shares of common stock, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

        In this prospectus supplement, unless otherwise stated or the context otherwise requires, references to "we," "us," "our" and "Company" refer to Orchids Paper Products Company. If we use a capitalized term in this prospectus supplement and do not define the term in this document, it is defined in the accompanying prospectus.

S-ii

 MARKET AND INDUSTRY DATA

        Unless we indicate otherwise, the market and industry data contained or incorporated by reference herein are based on information obtained from our customers, suppliers, trade and business organizations, contacts in the markets in which we operate, and publicly available sources including the U.S. Census Bureau, RISI Outlook for World Tissue Business Forecast ("RISI"), Information Resources Inc. Database ("IRI"), and "High and Middle Income Shoppers Spending More in Dollar Stores" a Nielsen publicly available article ("Nielsen"). We believe such data to be reliable and our assumptions therefrom to be reasonable. We have not independently verified data from industry analyses and cannot guarantee their accuracy or completeness. In addition, we believe that data regarding the industry, market size and our market position and market share within such industry provide general guidance but are inherently imprecise. Further, our estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in or incorporated by reference into the "Risk Factors" section of this prospectus supplement and the other information contained or incorporated by reference herein. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement, including the sections entitled "Summary," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the accompanying prospectus, including the documents incorporated herein and therein by reference, contain forward-looking statements that involve certain contingencies and uncertainties. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things:

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  our business strategy;

  •
  the market opportunity for our products, including expected demand for our products;

  •
  our estimates regarding our capital requirements; and

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  any of our other plans, objectives, expectations and intentions contained in this prospectus supplement that are not historical facts.

        These statements relate to future events or future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievement to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These statements are only predictions.

        You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors that are, in some cases, beyond our control and that could materially affect actual results, levels of activity, performance or achievements. Factors that could materially affect our actual results, levels of activity, performance or achievements include, without limitation, those detailed under the caption "Risk Factors" and the following items:

  •
  intense competition in our market and aggressive pricing by our competitors could force us to decrease our prices and reduce our profitability;

S-iii

  •
  a substantial percentage of our converted product revenues are attributable to three large customers which may decrease or cease purchases at any time;

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  significant indebtedness limits our free cash flow and subjects us to restrictive covenants relating to the operation of our business;

  •
  the availability of and prices for energy;

  •
  failure to purchase the contracted quantity of natural gas may result in financial exposure;

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  our exposure to variable interest rates;

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  disruption in our supply or increase in the cost of waste paper;

  •
  the loss of key personnel;

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  labor interruptions;

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  natural disaster or other disruption to our facility;

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  ability to finance the capital requirements of our business;

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  cost to comply with existing and new laws and regulations;

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  failure to maintain an effective system of internal controls necessary to accurately report our financial results and prevent fraud;

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  the parent roll market is a commodity market and subject to fluctuations in demand and pricing;

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  excess supply in the market may reduce our prices;

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  an inability to continue to implement our business strategies;

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  inability to sell the capacity generated from our new converting line;

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  failure to complete our project to add a new converting line successfully or timely; and

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  a significant decline in sales causing us to no longer need the new converting line.

        We undertake no duty to update these forward-looking statements after the date of this prospectus supplement, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

S-iv

SUMMARY

        This summary highlights selected information about us. It may not contain all the information that may be important to you in deciding whether to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus, together with the information incorporated by reference, including the financial data and related notes and risk factors, before making an investment decision.

Our Company

        Founded in 1998 with the purchase of existing facilities, we are an integrated manufacturer of private label tissue products including paper towels, bathroom tissue and paper napkins, for the consumer, or "at-home", market. We have tailored our operations to serve our core customer base of dollar stores and other discount retailers through low cost operations, superior service and high perceived value product offerings. Increasingly, we have been successful in expanding our private label offerings into other retail channels including grocery and mass merchandisers and into certain higher tier private label product lines. We have also been successful in developing our own branded product lines. Our competitive positioning combined with our increasing production capacity, the increasing consumption of at-home tissue products, the expansion of discount retailers and the trends in consumer purchasing behavior to private label products, has enabled us to grow our sales over the last five years by 17.7% annually on a compound basis to $90.2 million in 2008 and achieve EBITDA margins of 20.3% for the twelve months ending June 30, 2009.

        We focus our sales efforts on an area within approximately 500 miles of our facility in northeast Oklahoma, which includes Texas, Oklahoma, Kansas, Missouri, Arkansas, Nebraska and Iowa. Because we are one of the few tissue paper manufacturers located in this area, we typically have lower freight costs to our customers' distribution centers located in our target region. At-home tissue market growth has historically been closely correlated to population growth and as such, performs well in a variety of economic conditions. Our target region has experienced strong population growth in the past five years relative to the national average and these trends are expected to continue.

        We use recycled waste paper to manufacture bulk rolls of paper, or "parent rolls", and convert them into a broad line of finished tissue products. Our paper mill consists of four machines which have a total annual capacity of approximately 56,000 tons. Our parent rolls are processed into paper towels, bathroom tissue and napkins in our adjacent converting facility. Our ten converting lines have a total annual capacity of approximately 7.5 million cases of finished tissue products. At present, our papermaking capacity exceeds our converting capacity and we sell the resulting surplus parent rolls into the open market, which generally carries lower margins than converted products. We adjust our paper making production based on our internal converting need for parent rolls and the open market demand for parent rolls. In 2008, approximately 83% of total sales came from sales of converted products and approximately 17% came from sales of parent rolls to third parties.

Our Strategy

        Our strategy is to expand our position as a low cost provider of private label tissue products to the growing discount retail channel within our geographic area while leveraging our competitive advantages to increase our presence in other retail channels. This will be accomplished through our continued high service levels, increased total manufacturing capacity and expansion of our high perceived value product offering.

        With our steady sales growth over the last eleven years, we have strategically expanded capacity to meet demand. We are currently approaching full capacity utilization of our converting operations. We plan to increase our converting capacity by approximately four million cases annually with the installation of a new converting line and construction of a warehouse. These projects will be funded through a variety of sources including proceeds from this offering, additional borrowing under our existing credit facility and funds from operations. This additional capacity will enable us to both increase sales of existing products and to provide the flexibility to manufacture higher tier products for sales to our core customer base and into new retail channels.

        We intend to implement this strategy through our key initiatives set forth below:

  •
  Maintain and strengthen our core customer relationships.  Long-term customer relationships are at the heart of our business. In fact, eight of our ten largest customers have been with us for five years or more and aggregate finished product shipments to these customers have increased approximately 34% during the last five years. We have developed key customer relationships by offering a broad line of value tissue products, making a long-term commitment to the value retail channel, continuously improving our low-cost manufacturing capabilities and providing superior service. Additionally, the planned increases to our converting capacity should allow us to capture additional growth opportunities within our core customer base.

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  Increase our flexibility to meet a wider array of customer needs.  Our new converting line and warehouse will enable us to increase our total converting production capacity by approximately four million cases and to broaden our product offering. The new converting line will have the capability to produce new packaging configurations and higher tier products with enhanced graphics and improved embossing at similar low cost levels. We believe substantial demand exists in our region for higher tier products which we believe we can produce more competitively through our low cost operations. We believe that having the additional capacity to provide both value and mid-tier product lines will enable us to meet a larger percentage of our customers' total tissue needs.

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  Further expand our customer base in other retail channels.  While our primary focus will continue to be on our core customer base, we believe significant growth opportunities exist with grocery, mass merchandise and other discount retail sectors in our target region. Our initial efforts to expand into these other channels have been successful but limited by our current capacity and flexibility constraints. While these initial efforts consist largely of private label product sales, we have also been successful selling our proprietary branded products to smaller grocery stores and other discount retailers that are unable to support their own private label line. We believe with additional capacity from our new converting line, we will be able to significantly increase the addressable customer base of our business.

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  Continue to improve operating efficiencies and to reduce manufacturing costs.  We believe that by maximizing the efficiencies of our paper mill and converting operations we can ensure continued low cost operations. In 2006, we installed a new paper machine at a cost of approximately $35 million. As a result, we have been able to reduce our annual cost of paper through the elimination of open market parent roll purchases and the increased efficiency level of the machine. In addition, we completed an automation project in the converting operation in 2009 that included installing case packers, conveyors and robotics which further reduced our operating costs. Our planned warehouse expansion and new converting line project, which we expect to be completed in 2010, should further improve our manufacturing efficiency and lower costs.

Our Competitive Strengths

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  Strong relationships with value retailers.  Since inception we have focused our operations on supplying value retailers with private label tissue products. We believe we were among the first manufacturers to adopt this strategic focus. As a result of our long-term commitment to these customers, we believe we have developed a strong position as a reliable and responsive supplier to value retailers and built a competitive position in this market segment. We sell a majority of our products into the dollar store segment of the discount retailers which has a history of growth in both deteriorating and improving economies. Consumer spending continues to shift from traditional retail stores to discount retailers. According to Nielsen, consumers at all income levels are shopping more often at dollar stores with an estimated 65 million U.S. consumers shopping at dollar stores in 2008; and high income shoppers spending 18 percent more at dollar stores in the second half of 2008 compared to the prior year.

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  Focus on at-home private label tissue products.  We sell our products exclusively to retailers serving the at-home market, which we believe to be a more attractive sector of the tissue market. Tissue demand is divided between the away-from-home and at-home markets. Our core customers serve the at-home market, which is not materially seasonal and has had steady demand growth at an average annual rate of approximately 2.9 percent from 1996 to 2006 (the most recently available data) according to RISI. Moreover, consumer purchasing and retailer preference continues to undergo a long-term shift to private label, with private label gaining share at the expense of national brands. According to IRI, private label sales of bathroom tissue, towels and napkins are growing at an average annual rate of approximately 7.7 percent.

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  Proximity to key customers in a strong geographic area.  Because we are one of the few tissue paper manufacturers located in the south central United States, we typically have lower freight costs to our customers' distribution centers located in our target region covering Texas, Oklahoma, Kansas, Missouri, Arkansas, Nebraska and Iowa. Historically, according to RISI, national tissue demand has been highly correlated to national population growth and averaged 2.3 percent per year from 1986 through 2006 (the most recently available data). According to the U.S. Census Bureau, our region includes approximately 14.6 percent of the United States population, and has a population growth rate that is higher than the national average.

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  Low-cost manufacturing operations.  Our vertically integrated manufacturing facilities and flexible production capacity, combined with our relatively low regional labor and overhead costs, contributes to our competitive position in the marketplace. Furthermore, we have established ongoing cost-saving and productivity improvement initiatives, contracted for our waste paper requirements to ensure discounts and secure supply, and automated portions of our converting operation.

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  Experienced management team and highly skilled workforce.  Our senior management team has extensive experience in the paper products industry. Robert Snyder has been our President and Chief Executive Officer since 2007 and has almost 40 years of direct industry experience including with Kruger, Incorporated, Great Northern Paper Inc., Alliance Forest Products U.S. Corporation and Bear Island Paper Co. Keith R. Schroeder has been our Chief Financial Officer since 2002 and has over 13 years of direct industry experience including with Kruger, Incorporated and Global Tissue. We also have a highly trained and skilled workforce. The average tenure of our hourly workers at the paper mill is twelve years and the average tenure of our hourly workers at the converting facility is eight years. We believe that this depth of experience creates operational efficiencies, contributes to our low cost manufacturing and better enables us to anticipate and plan for changes in our industry.

Recent Events

        For the six months ended June 30, 2009, our net sales increased 12%, to $47.8 million, compared to $42.6 million in the same period of 2008. Net sales of converted product increased for the six months ended June 30, 2009, by $9.1 million, or 26% to $43.6 million compared to $34.5 million in the same period last year. Net sales of parent rolls decreased $3.9 million or 48% to $4.2 million in the six months ended June 30, 2009 compared to $8.1 million in the same period last year.

        EBITDA increased $7.5 million to $12.0 million for the six months ended June 30, 2009, compared to $4.5 million for the same period of 2008. As a percentage of net sales, EBITDA was 25.1% in the 2009 year-to-date period compared with 10.5% in the 2008 period.

        Our principal executive offices are located at 4826 Hunt Street, Pryor, Oklahoma 74361, and our telephone at that address is (918) 825-0616. Our website address is www.orchidspaper.com. Information contained on our website is not incorporated in, and does not constitute part of, this prospectus supplement or the accompanying prospectus.

 THE OFFERING

Issuer	Orchids Paper Products Company
Common stock offered	shares (or if the underwriter's option to purchase additional shares is exercised in full).
Common stock to be outstanding after this offering	shares(1)
Over-allotment option
We have granted the underwriter an option to purchase from us within 30 days of the date of this prospectus supplement up to an additional shares of common stock solely to cover over-allotments, if any.
Use of proceeds
We expect to receive net proceeds from this offering of approximately $ million after deducting the underwriting discount and estimated transaction expenses payable by us (or approximately $ million if the underwriter exercises its option to purchase additional shares in full). We intend to use the net proceeds for the construction of a warehouse and distribution facility, the purchase and installation of a new converting line, and for general corporate purposes.
Listing	Our common stock is listed on the NYSE Amex under the symbol "TIS".
Risk factors
An investment in our common stock involves significant risks. Before making an investment in our common stock, you should carefully review the "Risk Factors" section beginning on page S-6, as well as the other documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

(1)
Based on shares outstanding as of August 12, 2009. Excludes 165,150 shares of our common stock issuable upon the exercise of warrants outstanding as of August 12, 2009, 578,500 shares of our common stock issuable upon the exercise of stock options issued under our stock incentive plan and outstanding as of August 12, 2009, 145,500 shares of common stock available for future issuance under our stock incentive plan as of August 12, 2009, and up to                        additional shares of common stock issuable upon exercise of the underwriter's over-allotment option.

RISK FACTORS

        You should carefully consider the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2008 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, as well as the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, and the risk factors set forth below before deciding to invest in the common stock. Such risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. The occurrence of any of the events or actions described in these risk factors may have a material adverse effect on our business or financial performance.

Risks Related To Expansion Plan

We may not be able to sell the capacity generated from our new converting line.

        The addition of the new converting line will substantially increase our converted product production capacity and we may not be able to sell enough of our products to fully utilize such capacity. We currently have excess parent roll production capacity and our strategy includes converting and selling more of our parent roll tonnage as converted product. Converted products sell at a higher price per ton than parent rolls and typically carry a higher margin on a tonnage basis. If we are unable to increase our sales of converted product we will not be able to utilize the increased capacity from our new converting line, resulting in lost opportunity for increased margins and the need to temporarily or permanently curtail the production of one or more of our existing converting lines.

We may experience problems with our new converting line which could cause delayed or cancelled customer orders.

        The completion of the new converting line could be delayed or the converting line may not provide the capacity, capability or efficiency which we have projected. Our goal is to utilize the increased capacity from our new line as rapidly as possible. To that end, we will begin our sales efforts for the additional capacity prior to completion of the line. If the converting line completion is delayed or if it has less capacity or efficiency, or the capabilities are not as expected, customer orders could be delayed or canceled. Any such delays or cancellations could cause significant harm to the relationships we have with new or existing customers, and we may experience a material adverse effect on our business.

If sales decline significantly we may determine that it is no longer feasible to purchase a new converting line.

        We expect the new converting line will add capacity, efficiency and flexibility to our current production capabilities. If we experience a material decline in sales due to market, economic or other conditions we may determine that it is no longer economically feasible to purchase the new converting line. Without the new converting line we may not have the flexibility to expand in our target markets, or to execute on our strategy, including increasing our flexibility to meet a wider array of customer needs, further expanding in other retail channels, improving efficiencies and reducing manufacturing costs.

Risks Related To This Offering

This offering is expected to be dilutive and there may be future dilution of our common stock.

        Giving effect to the issuance of common stock in this offering, the receipt of the expected net proceeds and the use of those proceeds, this offering is expected to have a dilutive effect on our earnings per share for the year ending December 31, 2009. The actual amount of such dilution cannot be determined at this time and will be based on numerous factors. Investors will incur additional dilution upon the exercise of outstanding stock options and warrants. In addition, if we raise funds by issuing additional securities in the future, the newly issued shares will further dilute your percentage ownership.

The market price for our common stock after this offering may be lower than the offering price, and our stock price may be volatile.

        The price at which the shares of our common stock may sell in the public market after this offering may be lower than the price at which they are sold by the underwriter. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. Fluctuations in our stock price may not be correlated in a predictable way to our performance or operating results. Our stock price may fluctuate as a result of a number of events and factors such as those described elsewhere in this "Risk Factors" section, events described or incorporated by reference in this prospectus supplement and the accompanying prospectus, and other factors that are beyond our control. If the market price of our common stock declines significantly after this offering, you may be unable to resell your shares at or above the public offering price.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that they may occur, may depress the market price of our common stock.

        Sales of substantial amounts of our common stock in the public market following this offering, or the perception that substantial sales may be made, could cause the market price of our common stock to decline. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. The lock-up agreements delivered by our executive officers, directors and two of our significant stockholders provide that the underwriter, in its sole discretion, may release those parties, at any time or from time to time and without notice, from their obligation not to dispose of shares of common stock for a period of 90 days after the date of this prospectus supplement. In addition, under the lock-up agreements each of the two significant stockholders are permitted to sell up to 40,000 shares of common stock beginning after the date 30 days following the date of this prospectus supplement. The underwriter has no pre-established conditions to waiving the terms of the lock-up agreements, and any decision by it to waive those conditions would depend on a number of factors, which may include market conditions, the performance of the common stock in the market and our financial condition at that time.

        After this offering, we will have outstanding                         shares of common stock, based upon shares of common stock outstanding as of August 12, 2009, which assumes no exercise of the underwriter's over-allotment option and no exercise of outstanding options or warrants. This includes the shares we are selling in this offering, which may be resold in the public market immediately. Of such outstanding shares of common stock,      %, or                        , are subject to lock-up agreements and will become available for resale in the public market 90 days after the date of this prospectus supplement. As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $             million. If the underwriter fully exercises the over-allotment option, the net proceeds will be approximately $             million. "Net proceeds" are what we expect to receive after we pay the underwriting discount and other estimated expenses for this offering.

        The principal purpose of this offering is to finance the expansion of our converting capacity and flexibility and provide improved product quality, in order to lower our production costs and increase our sales volume of converted product.

        We plan to use the proceeds from the sale of stock, borrowings under our current credit facility and our existing cash and cash flows from operations to construct a new warehouse, to purchase and install a new converting line and for general corporate purposes.

        The total expenditure for these projects is estimated to be $27.0 million. While we expect to incur project costs over a period of 12 months, we have not yet determined the timing of the expenditures for the new converting line. Further, these expenditures may vary significantly depending on a variety of factors, including the timing of construction and delivery of the converting line components.

        Pending our use of the proceeds, we intend to invest the net proceeds of this offering primarily in short-term, investment grade, interest-bearing instruments.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

        Our common stock trades on the NYSE Amex under the symbol "TIS". The following table sets forth the high and low sales prices of our common stock for the periods indicated and reported by the NYSE Amex.

	HIGH	LOW
Year Ended December 31, 2007:
First Quarter	$8.65	$6.64
Second Quarter	$7.30	$5.00
Third Quarter	$8.85	$5.20
Fourth Quarter	$10.35	$5.68
Year Ended December 31, 2008:
First Quarter	$8.99	$6.75
Second Quarter	$8.67	$6.74
Third Quarter	$8.05	$5.95
Fourth Quarter	$8.80	$6.40
Year Ended December 31, 2009 (through August 12, 2009):
First Quarter	$13.50	$8.15
Second Quarter	$21.04	$13.30
Third Quarter (through August 12, 2009)	$22.98	$18.06

        The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors, and will depend upon many factors, including our financial condition, earnings, capital requirements of our businesses, legal requirements, regulatory constraints, industry practice and other factors that the board of directors deems relevant. In addition, the terms of our credit facility prohibit us from declaring dividends without the prior consent of our lender.

CAPITALIZATION

        The following table sets forth our cash and equivalents and capitalization as of June 30, 2009:

  •
  on an actual basis; and

  •
  on an as adjusted basis to reflect the sale of the common stock in this offering at a public offering price of $                        per share and the use of the net proceeds therefrom, as described under "Use of Proceeds."

	As of June 30, 2009
	Actual	As Adjusted
	(In thousands, except share data)
Cash and equivalents:	$4,294
Debt
Revolving Line of Credit	$—
Term Loan A	9,933
Term Loan B	11,172
Construction Loan 1	1,526
Construction Loan 2	—

Total debt:	$22,631

Stockholders' equity:
Common stock, $.001 par value; 25,000,000 shares authorized; 6,514,272 shares issued and outstanding, actual; shares issued and outstanding, as adjusted to give effect to this offering(1)	$6
Additional paid-in capital	23,149
Retained earnings	17,779
Accumulated other comprehensive income	—

Total stockholders' equity	40,934

Total capitalization	$63,565

    (1)
    Based on the number of shares outstanding as of August 12, 2009 and does not include:

    •
    165,150 shares of our common stock issuable upon the exercise of warrants outstanding as of August 12, 2009;

    •
    578,500 shares of our common stock issuable upon the exercise of stock options issued under our stock incentive plan and outstanding as of August 12, 2009;

    •
    an additional 145,500 shares of common stock available for future issuance under our stock incentive plan as of August 12, 2009; and

    •
    up to            additional shares of common stock issuable upon exercise of the underwriter's over-allotment option.

SELECTED FINANCIAL DATA

        The following table sets forth our selected historical financial data for the six-month periods ended June 30, 2009 and 2008 and for each of the three years ended December 31, 2008, 2007 and 2006. The financial data for the six-month periods ended June 30, 2009 and 2008 has been derived from our unaudited financial statements and is not necessarily indicative of the results for the remainder of the year or any future period. The selected historical financial data for each of the three years ended December 31, 2008, 2007 and 2006 was derived from our audited financial statements as of and for each of the years in the three-year period ended December 31, 2008. This information is only a summary and should be read in conjunction with our financial statements and the notes thereto and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section contained our annual report on Form 10-K for the year ended December 31, 2008 and quarterly report on Form 10-Q for the period ended June 30, 2009, each of which is incorporated by reference into this document. See "Incorporation of Certain Documents by Reference."

	Six months ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006
	(in thousands, except Tons and per Ton data)
Net Sales	$47,771	$42,590	$90,202	$74,648	$60,190
Cost of Sales	33,511	36,779	75,196	63,717	53,988 (1)

Gross Profit	14,260	5,811	15,006	10,931	6,202 (1)
Selling, General and Administrative Expenses	3,917	2,876	6,259	5,234	4,153 (1)

Operating Income	10,343	2,935	8,747	5,697	2,049
Interest Expense	294	731	1,361	2,828	1,980
Other Income, Net	(4)	(6)	(10)	(36)	(99)

Income Before Income Taxes	10,053	2,210	7,396	2,905	168
Provision (Benefit) for Income Taxes	3,481	712	2,205	307	(564)

Net Income	$6,572	$1,498	$5,191	$2,598	$732

Operating and Other Financial Data
Sales Growth	12.2%	21.2%	20.8%	24.0%	4.3%
Gross Profit as a Percentage of Net Sales	29.9%	13.6%	16.6%	14.6%	10.3%
Net Income Margin	13.8%	3.5%	5.8%	3.5%	1.2%
EBITDA Margin	25.1%	10.5%	13.2%	11.7%	7.3%
Tons Shipped	24,726	27,188	54,207	50,706	39,823
Net Selling Price per Ton	$1,932	$1,566	$1,664	$1,472	$1,511
Total Paper Cost per Ton	$664	$809	$795	$753	$788
Total Paper Cost	$16,434	$22,133	$44,184	$38,181	$31,381
Cash Flow Data
Cash Flow Provided by (Used in):
Operating Activities	$9,997	$3,706	$8,508	$8,382	$2,607
Investing Activities	$(7,145)	$(2,736)	$(6,926)	$(318)	$(18,133)
Financing Activities	$(1,069)	$(712)	$(1,574)	$(8,064)	$15,151

	As of June 30,		As of December 31,
	2009	2008	2008	2007	2006
Balance Sheet Data
Working Capital	$8,710	$2,012	$3,453	$1,714	$5,025
Net Property, Plant and Equipment	$63,666	$58,056	$60,659	$56,856	$58,039
Total Assets	$83,202	$71,473	$74,482	$68,303	$71,028
Long-Term Debt, net of current portion	$19,268	$22,324	$21,067	$23,264	$31,575
Total Stockholders' Equity	$40,934	$29,760	$33,562	$28,042	$24,704

(1)
Cost of Sales, Gross Profit and Selling, General and Administrative Expenses have been restated to conform with the 2007 reclassification of certain costs from Selling, General and Administrative Expenses to Cost of Sales.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion is a summary of the key factors management considers necessary in reviewing our historical basis results of operations, and liquidity and capital resources. Statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations that are not historical may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. See "Special Note Regarding Forward-Looking Statements" beginning on page S-iii of this prospectus supplement. This discussion should be read in conjunction with the audited financial statements and notes thereto for the fiscal year ended December 31, 2008, which are incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, unaudited financial statements and notes thereto for the quarter and six months ended June 30, 2009, which are incorporated by reference to our Quarterly Report on Form 10-Q for the period ended June 30, 2009, the description of our business under "Business" included in our Annual Report on Form 10-K for the year ended December 31, 2008, and related risk factors included under "Risk Factors" in this prospectus supplement, our Annual Report on Form 10-K and our Quarterly Report on Form 10-Q.

Non-GAAP financial measures

        While we report financial results in accordance with accounting principles generally accepted in the U.S. ("GAAP"), this discussion includes non-GAAP measures. We use EBITDA as a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measure derived in accordance with GAAP, or as an alternative to cash flow from operating activities or a measure of our liquidity.

        EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization. We believe EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in capital structures (affecting relative interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense).

        EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for any of our results as reported under GAAP. Some of these limitations are:

  •
  it does not reflect our cash expenditures for capital assets;

  •
  it does not reflect changes in, or cash requirements for, our working capital requirements;

  •
  it does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our indebtedness;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect cash requirements for such replacements; and

  •
  other companies, including other companies in our industry, may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

        Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business or to reduce our indebtedness. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA on a supplemental basis.

COMPARATIVE THREE-MONTH PERIODS ENDED JUNE 30, 2009 AND 2008

Net Sales

	Three Months Ended June 30,
	2009	2008
	(in thousands, except average price per ton and tons)
Converted product net sales	$22,533	$17,380
Parent roll net sales	1,598	4,935

Total net sales	$24,131	$22,315
Total tons shipped	12,297	14,226
Average price per ton	$1,962	$1,569

        Net sales increased 8%, to $24.1 million in the quarter ended June 30, 2009, compared to $22.3 million in the same period of 2008. Net sales figures represent the gross selling price, including freight, less discounts and pricing allowances. Net sales of converted product increased in the quarter ended June 30, 2009 by $5.1 million, or 30% to $22.5 million compared to $17.4 million in the same period last year. Net sales of parent rolls decreased $3.3 million or 68% to $1.6 million in the quarter ended June 30, 2009 compared to $4.9 million in the same period last year. The increase in net sales of converted product is primarily the result of a 19% increase in the net selling price per ton of converted product shipments and a 9% increase in tons of converted product shipped. The increased tonnage shipped is a result of the improved production in our converting plant, which provided additional converted product for sale into the market. Net sales of parent rolls decreased primarily as a result of a 58% decrease in parent roll tonnage shipped, as well as a 22% decrease in the net selling price.

        Total shipments in the second quarter of 2009 decreased by 1,929 tons, or 13.6%, to 12,297 tons compared to 14,226 tons in the same period of 2008. This decrease is the result of a 58% decline in parent roll shipments for the second quarter of 2009, primarily due to the continued softness in the away-from-home market for tissue products, which was partially offset by a 9% increase in shipments of converted products. We continue to manage our parent roll inventory by taking downtime on some of our older paper machines. Additionally, the improved converting production cited above resulted in less parent roll tonnage available for sale into the open market. Our overall net selling price per ton increased by 25% in the second quarter of 2009 compared to the prior year quarter due mainly to higher net selling prices for converted products. The increase in net selling price per ton of converted product was primarily the result of price increases and product content changes achieved during 2008 and early 2009 to counteract increased waste paper and energy prices.

Cost of Sales

	Three Months Ended June 30,
	2009	2008
	(in thousands, except gross profit margin % and paper cost per ton)
Cost of paper	$7,895	$11,580
Non-paper materials, labor, supplies, etc.	7,574	6,841

Sub-total	15,469	18,421
Depreciation	834	772

Cost of sales	$16,303	$19,193
Gross Profit	$7,828	$3,122
Gross Profit Margin %	32.4%	14.0%
Total paper cost per ton consumed	$642	$814

        The major components of cost of sales are the cost of internally produced paper, raw materials, direct labor and benefits, freight costs of products shipped to customers, insurance, repairs and maintenance, energy, utilities and depreciation.

        Cost of sales decreased approximately $2.9 million, or 15%, to $16.3 million for the quarter ended June 30, 2009, compared to $19.2 million in the same period of 2008. This decrease in our cost of sales was primarily attributable to lower paper production costs, lower converting direct labor costs and converted product packaging costs which were partially offset by higher converting overhead costs. As a percentage of net sales, cost of sales decreased to 68% in the 2009 quarter from 86% of net sales in the 2008 quarter. Cost of sales as a percentage of net sales for the second quarter of 2009 was favorable to the prior year quarter due to higher converted product net selling prices and lower paper production costs.

        Our overall cost of paper in the second quarter of 2009 was $642 per ton, a decrease of $172 per ton compared to the same period in 2008. Paper production costs decreased primarily due to lower waste paper prices and, to a lesser extent, lower natural gas prices. The prices we paid for waste paper in the second quarter of 2009 decreased approximately 49% compared to the prices paid in the prior year quarter. As a result, our cost of waste paper consumed decreased approximately $2.6 million in 2009 compared to the second quarter of 2008. Natural gas costs decreased approximately 30% or $380,000 in the second quarter of 2009 compared to the same period in 2008, mainly driven by reduced rates.

        Converting direct labor costs decreased in the 2009 quarter compared to the 2008 quarter by approximately 23% on a per unit basis due to both reduced headcount resulting from our automation project completed in the first quarter of 2009 and higher productivity. The lower labor costs improved our gross profit margin by approximately $600,000. Due to favorable market conditions, we were able to negotiate lower costs for our packaging materials. Converting overhead costs increased in the 2009 quarter over the 2008 quarter by approximately $880,000, primarily due to an increase of $235,000 in cost of outside warehousing, a $191,000 increase in overhead labor, $189,000 in relocation and recruitment costs and a $150,000 increase in our maintenance and repair costs. The year over year increase in outside warehousing expense is due to increased storage space requirements resulting from a higher level of converted product production and shipments experienced in the second quarter of 2009. Overhead labor increased primarily due to additions to our management team. The level of maintenance and repair costs experienced in the second quarter of 2009 is expected to continue into the future.

Gross Profit

        Gross profit in the quarter ended June 30, 2009, increased $4.7 million, or 151%, to $7.8 million compared to $3.1 million in the same period last year. Gross profit as a percentage of net sales in the 2009 quarter was 32% compared to 14% in the 2008 quarter. The gross profit increase was the result of lower waste paper prices, increased converted product net sales prices, an increase in converted product tonnage shipped and lower converting direct labor costs. As a result of the increased converting production, more tonnage was consumed in our converting operation rather than being sold as parent rolls, which positively affected our gross profit because sales of converted products typically carry a higher margin than sales of parent rolls.

Selling, General and Administrative Expenses

	Three Months Ended June 30,
	2009	2008
	(In thousands, except SG&A as a % of net sales)
Commission expense	$346	$251
Other S,G&A expenses	1,741	1,240

Selling, General & Adm exp	$2,087	$1,491
SG&A as a % of net sales	8.6%	6.7%

        Selling, general and administrative expenses include salaries, commissions to brokers and other miscellaneous expenses. Selling, general and administrative expenses increased $596,000, or 40%, to $2.1 million in the quarter ended June 30, 2009 compared to $1.5 million in the comparable 2008 period. The increase was primarily due to higher stock option expense, increased accruals under our incentive bonus plan, increased commission expense related to our increased converted product sales, and costs associated with additions to our senior management team. Stock option expense increased primarily due to the effect the year-over-year increase in the price of our common stock had on the Black-Scholes calculation of the expense related to stock options granted to our board of directors. As a percentage of net sales, selling, general and administrative expenses increased to 8.6% in the second quarter of 2009 compared to 6.7% in the same period of 2008.

Operating Income

        As a result of the foregoing factors, operating income for the quarters ended June 30, 2009 increased $4.1 million from the same period in 2008.

Interest Expense and Other Income

	Three Months Ended June 30,
	2009	2008
	(In thousands)
Interest expense	$135	$320
Other income	$(1)	$(5)

        Interest expense includes interest on all debt and amortization of deferred debt issuance costs. Interest expense decreased $185,000 to $135,000 in the quarter ended June 30, 2009, compared to $320,000 in the quarter ended June 30, 2008. Lower LIBOR interest rates, lower margins over LIBOR, reflecting our improved financial performance, and, to a lesser extent, the effect of lower borrowings, were the primary reasons for the decrease in interest expense.

Income Before Income Taxes

        As a result of the foregoing factors, income before income taxes increased $4.3 million to $5.6 million in the quarter ended June 30, 2009, compared to $1.3 million in the same period in 2008.

Income Tax Provision

        As of June 30, 2009, we estimate our full-year effective income tax rate to be 34.6%. Because the first quarter of 2009 was recorded at a higher rate, our effective income tax rate for the quarter ended June 30, 2009 was 32.7%. Our rate is lower than the statutory rate because of the Oklahoma Investment Tax Credits associated with capital equipment investments and the utilization of Federal Indian Employment credits. The Oklahoma Investment Tax Credits offset our Oklahoma state tax liability. As of June 30, 2008, our annual effective income tax rate was 33%.

        We have extinguished our Federal Net Operating Losses and, as a result have paid approximately $1.7 million in quarterly estimated tax payments in 2009. No current taxes are owed to state taxing authorities because of the Oklahoma Investment Tax Credit carryforwards.

COMPARATIVE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2008

Net Sales

	Six Months Ended June 30,
	2009	2008
	(in thousands, except price per ton and tons)
Converted product net sales	$43,591	$34,498
Parent roll net sales	4,180	8,092

Total net sales	$47,771	$42,590
Total tons shipped	24,726	27,188
Average price per ton	$1,932	$1,566

        Net sales increased 12% to $47.8 million in the six months ended June 30, 2009, compared to $42.6 million in the same period of 2008. Net sales figures represent gross selling price, including freight, less discounts and pricing allowances. Net sales of converted product increased for the six months ended June 30, 2009, by $9.1 million, or 26% to $43.6 million compared to $34.5 million in the same period last year. Net sales of parent rolls decreased $3.9 million or 48% to $4.2 million in the six months ended June 30, 2009 compared to $8.1 million in the same period last year. The overall increase in net sales is primarily the result of a 22% increase in the net selling price per ton of converted product shipments and a 16% increase in tons of converted product shipped which was partially offset by a 41% decrease in parent roll tonnage shipped and a 13% decrease in parent roll net selling price per ton.

        Total shipments in the six-month period of 2009 decreased by 2,462 tons, or 9%, to 24,726 tons compared to 27,188 tons in the same period of 2008, primarily due to a 41% decrease in parent roll shipments. Our overall net selling price per ton increased by 23% in the first six months of 2009 compared to the comparable prior year period. This increase was attributable to higher prices for converted products, primarily due to product content reduction actions taken during the last twelve months to counteract increased raw material and energy costs.

Cost of Sales

	Six Months Ended June 30,
	2009	2008
	(in thousands, except gross profit margin % and paper cost per ton)
Cost of paper	$16,434	$22,133
Non-paper materials, labor, supplies, etc.	15,439	13,120

Sub-total	31,873	35,253
Depreciation	1,638	1,526

Cost of sales	$33,511	$36,779
Gross Profit	$14,260	$5,811
Gross Profit Margin %	29.9%	13.6%
Total paper cost per ton consumed	$664	$809

        The major components of cost of sales are the cost of internally produced paper, raw materials, direct labor and benefits, freight costs of products shipped to customers, insurance, repairs and maintenance, energy, utilities and depreciation.

        Cost of sales decreased approximately $3.3 million, or 9%, to $33.5 million for the six months ended June 30, 2009, compared to $36.8 million in the same period of 2008. As a percentage of net sales, cost of sales decreased to 70.1% of net sales in the six-month period ended June 30, 2009 from 86.4% of net sales in the six-month period ended June 30, 2008. The decrease in cost of sales as a percentage of net sales in the six months ended June 30, 2009, was primarily attributed to lower paper production costs, higher converted product selling prices per ton, and lower converting direct labor costs which were somewhat offset by higher converting overhead costs.

        In the six months ended June 30, 2009, our overall cost of paper was $664 per ton, a decrease of $145 per ton when compared to the same period in 2008. Our cost per ton decreased primarily due to decreased waste paper prices and, to a lesser extent, decreased prices of natural gas. Average waste paper prices have decreased approximately 40%, which reduced our cost of waste paper consumed by $4.1 million in the first six months of 2009 compared to the same period of 2008. Natural gas prices decreased 27% in the 2009 period compared to the same period in 2008, resulting in decreased cost of approximately $728,000.

        Direct labor costs in the first six months of 2009 were lower than the same period in 2008 by 25% on a per unit basis for the same reasons cited for the three-month comparison. This had a favorable effect of approximately $1.3 million on our gross profit margin. Converting overhead expenses for the six months ended June 30, 2009, were higher than the same period of 2008, primarily due to increased maintenance and repair costs of approximately $457,000, increased utilization of outside warehousing resulting in increased costs of approximately $428,000, and higher costs associated with additions to our management team of approximately $294,000.

Gross Profit

        Gross profit in the six months ended June 30, 2009, increased $8.5 million, or 145%, to $14.3 million compared to $5.8 million in the same period last year. Gross profit as a percentage of net sales in the six-month period ended June 30, 2009, was 29.9% compared to 13.6% in the same period in 2008. The effect of lower paper production costs, particularly as a result of lower waste paper prices as well as energy costs, higher converted product selling prices and higher converted product shipments all contributed to the increase in gross profit. Additionally, sales of lower margin parent rolls declined while sales of higher margin converted product sales increased.

Selling, General and Administrative Expenses

	Six Months Ended June 30,
	2009	2008
	(In thousands, except SG&A as a % of net sales)
Commission expense	$678	$493
Other S,G&A expenses	3,239	2,383

Selling, General & Adm exp	$3,917	$2,876
SG&A as a % of net sales	8.2%	6.8%

        Selling, general and administrative expenses include salaries, commissions to brokers and other miscellaneous expenses. Selling, general and administrative expenses increased $1.0 million, or 36%, to $3.9 million in the six months ended June 30, 2009, compared to $2.9 million in the comparable 2008 period, mainly as a result of increased accruals under our incentive bonus plan, costs associated with additions to our senior management team, increased stock option expense, primarily due to an increase in the price of our stock, increased sales commissions due to the increase in converted product sales and increased professional and legal fees. As a percentage of net sales, selling, general and administrative expenses increased to 8.2% in the six months ended June 30, 2009, compared to 6.8% in the same period of 2008.

Operating Income

        As a result of the foregoing factors, operating income for the six months ended June 30, 2009 was $10.3 million compared to operating income of $3.0 million for the same period of 2008.

Interest Expense and Other Income

	Six Months Ended June 30,
	2009	2008
	(In thousands)
Interest expense	$294	$731
Other income	$(4)	$(6)

        Interest expense decreased by $437,000 from $731,000 in the six months ended June 30, 2008, to $294,000 in the same period in 2009. The decrease was attributable to lower LIBOR rates, lower margins over LIBOR attributable to our improved financial performance, and lower average outstanding bank borrowings.

Income Before Income Taxes

        As a result of the foregoing factors, income before income taxes increased $7.9 million to $10.1 million in the six months ended June 30, 2009 compared to $2.2 million in the same period in 2008.

Income Tax Provision

        As of June 30, 2009, we estimate our full-year effective income tax rate to be 34.6%. It is lower than the statutory rate because of Oklahoma Investment Tax Credits associated with our investment in 2006 in a paper machine as well as continued capital investment in our mill and converting production facilities and the utilization of Federal Indian Employment Credits. Our tax rate is higher than 2008 as we have depleted all of our Federal net operating loss carryforwards. For the six months ended June 30, 2008, our effective income tax rate was 32%.

COMPARATIVE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

Net Sales

	Years Ended December 31,
	2008	2007	2006
	(in thousands, except price per ton and tons)
Converted product net sales	$74,927	$65,383	$59,104
Parent roll net sales	15,275	9,265	1,086

Total net sales	$90,202	$74,648	$60,190
Total tons shipped	54,207	50,706	39,823
Average price per ton	$1,664	$1,472	$1,511

        Net sales for the year ended December 31, 2008 increased $15.6 million, or 21%, to $90.2 million, compared to $74.6 million for the year ended December 31, 2007. Sales figures include gross selling price, including freight, less discounts and sales promotions. Net sales of converted product in 2008 increased $9.6 million, or 15%, to $74.9 million compared to the same period in 2007, while net sales of parent rolls increased $6.0 million or 65% in the 2008 to $15.3 million compared to the 2007 period. In the year ended December 31, 2008, the net selling price per ton of converted product increased 17% compared to the same period of 2007 while tonnage shipped decreased slightly. The decrease in tonnage shipped is due to product content changes made during 2008. Net sales of parent rolls in the year ended December 31, 2008 increased due to a 43% increase in tonnage shipped and a 15% increase in selling prices compared to the 2007 period. The increase in parent roll tonnage shipped was the result of our increased parent roll production due to the full year effect of running all of our older paper machines on a full time basis, as well as our focused selling of our excess capacity.

        Net sales increased $14.5 million, or 24%, to $74.6 million for the year ended December 31, 2007, compared to $60.2 million for the year ended December 31, 2006. The increase in net sales was attributable primarily to increased volumes of parent rolls sold to third parties and an 11% increase in net sales of converted products, resulting from both higher prices and increased shipment volumes. Parent roll sales increased approximately $8.2 million to $9.3 million for the year ended December 31, 2007, compared to $1.1 million in the same period in 2006. The increase parent roll sales in 2007 were attributable to the full-year effect of the production from the new paper machine we began operating in June 2006 and, to a lesser extent, the effect of running all of our older paper machines on a full-time basis beginning in May 2007. For the year ended December 31, 2007, the volume of parent rolls sold to third parties increased by approximately 9,100 tons. Net sales of converted product increased $6.3 million, or 10.6%, to $65.4 million for the year ended December 31, 2007, compared to $59.1 million in the same period in 2006. The net sales price per ton for converted product shipments for the year ended December 31, 2007 increased 6% over the same period of 2006 while converted product shipment volumes increased 5% compared to the same period in 2006.

Cost of Sales

	Years Ended December 31,
	2008	2007	2006
	(in thousands, except Gross profit margin % and Total paper cost per ton consumed)
Cost of paper	$44,184	$38,181	$31,381
Non-paper materials, labor, supplies, etc.	27,890	22,535	20,353

Sub-total	$72,074	$60,716	$51,734
Depreciation	3,122	3,001	2,254

Cost of sales	$75,196	$63,717	$53,988
Gross profit	$15,006	$10,931	$6,202
Gross profit margin %	16.6%	14.6%	10.3%
Total paper cost per ton consumed	$795	$753	$788

        Major components of cost of sales are the cost of internally produced paper, parent rolls purchased from third parties, raw materials, direct labor and benefits, freight on products shipped to customers, insurance, repairs and maintenance, energy, utilities and depreciation.

        Cost of sales for the year ended December 31, 2008 increased $11.5 million or 18%, to $75.2 million compared to $63.7 million in the year ended December 31, 2007. Our cost of sales were negatively affected by an increase in waste paper and energy costs as well higher converting costs. Cost of sales as a percentage of net sales improved to 80% in the 2008 period compared to 85.4% in the 2007 period. Cost of sales as a percent of net sales was favorably affected by higher net sales prices. Partially offsetting the net sales price improvement was higher paper production costs and higher converting costs.

        Paper production costs were $795 per ton in the year ended December 31, 2008, an increase of $43 per ton compared to $753 per ton in the 2007 period. Paper production costs increased primarily due to higher waste paper prices and the higher cost of natural gas. The prices we paid for waste paper increased approximately 20% in the year ended December 31, 2008, compared to the same period in 2007. As a result, our cost of waste paper consumed increased approximately $3.0 million. As previously discussed, waste paper prices began to decrease in the latter part of the fourth quarter of 2008 and had been reduced by 20% in December 2008, compared to the prices paid in October 2008, which was the highest price point in 2008. Natural gas prices increased approximately 17% in the year ended December 31, 2008 compared to the same period in 2007, resulting in increased costs of approximately $740,000.

        Our converting production costs increased primarily due to higher maintenance and repair costs, which includes parts and service technicians, the cost of a productivity consultant and outside warehouse expense. Maintenance and repair costs increased approximately $1.0 million in the year ended December 31, 2008 compared to the same period in 2007. Late in the second quarter of 2008 through the end of the third quarter, we engaged a productivity consultant at a cost of $345,000, to assist our management team in their ongoing efforts to increase converting productivity. The project included the design and implementation of a management operating system and assistance for our management team with the implementation of a new work schedule and work practices. The project ended late in the third quarter. As a result of these efforts, converting productivity from the beginning of September through February 2009 increased 15% compared with the run rate experienced in the first eight months of 2008. We began leasing a third-party warehouse late in the first quarter of 2008, at a cost of approximately $600,000 in 2008, to increase our shipping capacity and provide better customer service to handle our increasing converting product shipments. We expect our annual cost to utilize this warehouse in 2009 to be approximately $1.5 million.

        Waste paper and natural gas costs began to abate somewhat during the fourth quarter of 2008. Waste paper prices decreased slightly in November and to a greater extent in December. By the end of December 2008, waste paper prices had decreased approximately 20% from their highest point in October 2008. Waste paper prices have continued to drop through the month of February 2009 and are now approximately 40% off the October 2008 high. Our cost of natural gas decreased approximately 25% in the fourth quarter of 2008 compared to the average cost for the third quarter of 2008.

        Cost of sales increased approximately $9.7 million, or 18%, to $63.7 million for the year ended December 31, 2007, compared to $54.0 million for the same period in 2006. Cost of sales as a percentage of net sales declined to 85.4% in the 2007 period compared with 89.7% in the 2006 period. Cost of sales as a percentage of net sales was favorably affected by the higher sales volume and prices discussed above as well as a lower overall cost of paper, excluding depreciation. Partly offsetting these factors was higher depreciation expense and higher converting labor costs. Depreciation for the year ended December 31, 2007 increased $747,000 to $3.0 million, primarily the result of recognizing a full year of depreciation on the $34.6 million paper machine project started-up in June 2006.

        Our overall cost of paper was $753 per ton for the year ended December 31, 2007, compared to $788 per ton in the same period of 2006. Reduced purchases of parent rolls on the open market, attributable to the successful start-up and ramp-up of our new paper machine in the second half of 2006, partially offset by higher costs of internally produced paper were the reasons for the decrease in overall cost per ton. For the year ended December 31, 2007, approximately 96% of the paper consumed in our converting operation was internally produced compared to 82% in the same period in 2006. The cost per ton of paper produced internally was $741 in 2007 compared to $730 in the same period of 2006. Higher waste paper costs were partially offset by lower per ton costs of fixed and semi-variable costs. Waste paper prices began to increase in the third and fourth quarters of 2006 and experienced a more rapid increase during the first and second quarters of 2007. Waste paper prices were generally level in the last half of 2007. Overall, the price paid for waste paper in 2007 increased 23% in the 2007 period compared to the same period in 2006.

Gross Profit

        Gross profit increased by $4.1 million, or 37%, to $15.0 million in the year ended December 31, 2008, compared to $10.9 million in the prior year. As a percentage of net sales, gross profit increased to 16.6% in 2008 compared to 14.6% in 2007. Gross profit as a percentage of net sales improved primarily due to the increase in net selling prices being partially offset by higher paper and converting costs cited above.

        Gross profit increased by $4.7 million to $10.9 million in the year ended December 31, 2007, compared to $6.2 million in the prior year. As a percentage of net sales, gross profit increased to 14.6% in 2007 compared to 10.3% in 2006. The major reasons for the increase in gross profit as a percentage of net sales is the lower overall cost of paper and higher selling prices for converted products being partially offset by higher depreciation expense and higher converting labor costs.

Selling, General and Administrative Expenses

	Years Ended December 31,
	2008	2007	2006
	(In thousands, except SG&A as a % of net sales)
Commission expense	$1,089	$959	$840
Other S,G&A expenses	5,170	4,275	3,313

Selling, General & Adm exp	$6,259	$5,234	$4,153
SG&A as a % of net sales	6.9%	7.0%	6.9%
Operating income	$8,747	$5,697	$2,049

        Selling, general and administrative expenses include salaries, commissions to brokers and other miscellaneous expenses. Selling, general and administrative expenses increased $1.1 million, or 19.6%, to $6.3 million in the year ended December 31, 2008 compared to $5.2 million in the comparable 2007 period. This increase was attributable to additions to the senior management team in late 2007 and during 2008, accruals under our incentive bonus plan, higher commission expense and increased packaging costs related to product content changes. As a percentage of net sales, selling, general and administrative expenses were basically flat at 6.9% in 2008 compared to 7.0% in 2007.

        Selling, general and administrative expenses increased by 26% to $5.2 million in the year ended December 31, 2007, compared to $4.2 million in the prior year. Costs related to the hiring of our new chief executive officer, additions to our senior management team, increased costs related to our first-year implementation of Section 404 of the Sarbanes Oxley Act of 2002, and higher director's fees and expenses were the major reasons for the increase. Nonrecurring selling, general and administrative costs incurred in 2007 included the first year stock option expense and recruitment and relocation costs associated with the hiring of our new chief executive officer, as well as recruitment and relocation costs associated with additions to the senior management team totaling $430,000. Our costs to complete our first year implementation of Section 404 of the Sarbanes Oxley Act of 2002 increased our fees paid to our external auditors and outside consultants that assisted in the management assessment process by $240,000.

Operating Income

        As a result of the foregoing factors, operating income for the years ended December 31, 2008, 2007 and 2006 was $8.7 million, $5.7 million, and $2.0 million, respectively.

Interest and Other Expense

	Years Ended December 31,
	2008	2007	2006
	(In thousands)
Interest expense	$1,361	$2,828	$1,980
Other income	$(10)	$(36)	$(99)
Income before income taxes	$7,396	$2,905	$168

        Interest expense includes interest paid and accrued on all debt and amortization of both deferred debt financing costs and of the discount on our subordinated debt related to warrants issued with the debt. See "Liquidity and Capital Resources" below. Interest expense for the year ended December 31, 2008 was $1.4 million a decrease of $1.4 million compared to the same period in 2007. This decrease was attributable lower LIBOR interest rates; lower margins over LIBOR reflecting the terms of our amended and restated credit agreement entered into in April 2007 and improved financial performance under our debt covenants since that time, as well as, the absence of interest, $259,000 on our subordinated debentures, which we retired in December 2007, and decreased average outstanding bank borrowings.

        Interest expense for the year ended December 31, 2007 was $2.8 million, an increase of $848,000 compared to the same period in 2006. This increase resulted primarily from the absence of interest capitalization in 2007 compared to interest capitalization of $992,000 in 2006 in connection with the new paper machine. Including the capitalized interest in 2006, total interest costs in the 2007 period decreased $144,000, or 5%, compared with the same period of 2006. Lower LIBOR interest rates during 2007 and reduced margins over LIBOR following the April 2007 refinancing all contributed to the lower interest costs. Partly offsetting these factors was a 6% increase in average bank borrowings in the 2007 period reflecting the drawdown of the construction loan during the first half of 2006.

        Other income was $10,000 in the year ended December 31, 2008, compared to $36,000 in the same period of 2007. The decrease reflects the absence of interest income in the 2008 period as a result of eliminating the restricted certificate of deposit after the bank refinancing in April 2007.

        Other income was $36,000 in the year ended December 31, 2007, compared to $99,000 in the same period of 2006. The decrease reflects the absence of a $39,000 net currency transaction gain recorded in 2006 and lower interest income as a result of eliminating the restricted certificate of deposit after the bank debt refinancing in April 2007, which was used to pay down amounts outstanding under the revolving credit agreement.

Income Before Income Taxes

        As a result of the foregoing factors, income before income taxes increased $4.5 million to $7.4 million for the year ended December 31, 2008 compared $2.9 million for the year ended December 31, 2007. For the year ended December 31, 2007, income before income taxes increased $2.7 million to $2.9 million compared to $168,000 for the year ended December 31, 2006.

Income Tax Provision (Benefit)

        For the year ended December 31, 2008, income tax expense amounted to $2.1 million resulting in an effective tax rate of 29%. Contributing to the reduced tax burden for 2008 year was the Oklahoma Investment Tax Credits ("OITC") associated with our 2006 investment in our new paper machine. The federal Indian Employment Credit ("IEC"), which was extended in October 2008 through December 31, 2009, also contributed to the reduced tax burden. We continue to have net operating loss ("NOL") carryforwards for Federal and Oklahoma taxes and expect the Federal NOL carryforward to be fully exhausted in 2009.

        For the year ended December 31, 2007, income tax expense amounted to $307,000, resulting in an effective tax rate of 10.6%. The largest contributor to the reduced tax burden was OITC associated with our 2006 investment in our new paper machine. The IEC also contributed to the reduced tax burden. Also benefiting the 2007 tax provision was the recognition of tax benefits associated with management and directors' stock options not qualifying as Incentive Stock Options under the Internal Revenue Code. In accordance with SFAS 123R, we have established a deferred tax asset to account for the future deductibility of the value of these grants upon exercise by the holder.

        For the year ended December 31, 2006, the income tax benefit amounted to $564,000, resulting in an effective tax rate of a negative 336%. The current tax benefit of $1.0 million primarily resulted from the carryback of NOL for tax purposes to tax years 2005 and 2004. The deferred provision of $483,000 was the result of substantial tax depreciation in excess of financial depreciation, partially offset by the recognition of investment, employment and other tax carryforwards for financial reporting purposes. The law extending the IEC also reinstated accelerated depreciation deductions, the most important of which was a four-year tax life on investments in machinery and equipment placed in service on former Indian lands in Oklahoma. Accelerated depreciation will continue to benefit our current tax position for the next few years, as will the OITC, which is earned ratably over five years.

LIQUIDITY AND CAPITAL RESOURCES

        This discussion of our liquidity and capital resources at June 30, 2009 is derived from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009. For a discussion of our liquidity and capital resources as of December 31, 2008, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, incorporated by reference in this document.

        Liquidity refers to the liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets consist of cash and short term investments as well as unused borrowing capacity under our revolving credit facility. Our cash requirements have historically been satisfied through a combination of cash flows from operations and debt financings.

        Cash increased in the six months ended June 30, 2009, by $1.8 million. Additionally, we generated enough cash to purchase $2.5 million in short term investments, consisting of institutional money market funds. Cash increased by $258,000 the six months ended June 30, 2008.

        The following table summarizes key cash flow information for the six-month periods ended June 30, 2009 and 2008:

	Six Months Ended June 30,
	2009	2008
	(in thousands)
Cash flow provided by (used in):
Operating activities	$9,997	$3,706
Investing activities	$(7,145)	$(2,736)
Financing activities	$(1,069)	$(712)

        Cash flow provided by operating activities was $10.0 million in the six-month period ended June 30, 2009, which primarily resulted from earnings before non-cash charges and a net increase in accounts payable and accrued liabilities partly offset by an increase in trade receivables.

        Cash flow used in investing activities were $7.1 million in the first six months of 2009 as the result of $4.6 million in expenditures on capital projects, primarily for the waste water treatment project, as well as the purchase of $2.5 million in short term investment securities.

        Cash flows used in financing activities was $1.1 million in the six-month period ended June 30, 2009, and was primarily attributable to $1.5 million of principal payments on our term loans, $1.5 million repayment of our revolving line of credit which was partially offset by $1.5 million of borrowings under our construction loan for the waste water treatment project.

        Cash flows provided by operating activities was $3.7 million in the six-month period ended June 30, 2008, which primarily resulted from earnings before non-cash charges, higher accounts payable and accrued expenses, partly offset by increased trade receivables and inventories.

        Cash flows used in investing activities were $2.7 million in the six-month period ended June 30, 2008, as a result of expenditures on capital projects, primarily the previously announced $4.75 million project to automate certain operations in our converting plant.

        Cash flows used in financing activities was $712,000 in the six-month period ended June 30, 2008, and was primarily attributable to $1.0 million of principal payments on our term loans, which were partially offset by $318,000 of borrowings under the revolving credit agreement.

        On July 31, 2009 the Company amended its credit facility with Bank of Oklahoma and Commerce Bank. The amendments to the facility are noted below:

  •
  Establishment of a construction loan that provides for periodic loan advances with a maximum principal amount of $6.7 million to finance a warehouse expansion project, which includes the purchase of land and the construction of a new 270,000 square foot warehouse. The construction loan will convert to a term loan in August 2010 and will mature in July 2016. The loan will be based on an eighty percent (80%) advance rate of the costs of construction of the project;

  •
  The term of the existing revolving credit facility is extended to April 9, 2011;

  •
  The annual unfunded capital expenditures limit is increased to $3.5 million;

  •
  Changes to LIBOR margin grid and the inclusion of a 3.5% all-in interest rate floor and;

  •
  A reduction of the Funded-Debt-To-EBITDA covenant limit to 3.25 to one from 4.0 to one.

        We currently utilize warehouse space within our converting facility and rent additional space within a third-party warehouse located in Tulsa, Oklahoma to store converted products prior to shipping. We plan to purchase approximately 20 acres of land next to our converting facility and construct a 270,000 square foot warehouse in which we will consolidate all of our converted product storage. We plan to utilize the freed space in our converting facility by purchasing and installing a new converting line. The project cost for the new converting line is expected to be $18.6 million and the project cost for the new warehouse is expected to be $8.4 million. Funding for these projects is expected to come from an equity offering in our common stock, borrowings under our credit facility and funds from operations. The new converting line project is expected to add up to 4 million annual cases of incremental converted product capacity and broaden our product offering through increased packaging configurations, enhanced graphics and improved embossing. We expect to begin construction of the new warehouse in August 2009 and to be fully operational by June 2010. The new converting line is expected to be in start-up mode by June 2010 and reach full operating speeds by the end of the third quarter.

MANAGEMENT

        Set forth below is the name, position and a brief account of the business experience of our senior management and directors.

Name	Position
Robert A. Snyder	Chief Executive Officer and President, Director
Keith R. Schroeder	Chief Financial Officer
Dan Daniels	Vice President of Sales and Marketing
Gary P. Arnold	Director
Steven R. Berlin	Director
John C. Guttilla	Director
Douglas E. Hailey	Director
Jeffrey S. Schoen	Director
Jay Shuster	Director, Chairman of the Board

Robert A. Snyder, Chief Executive Officer and President, Director

        Mr. Snyder has been our Chief Executive Officer and President since August 2007. Prior to his current appointment, Mr. Snyder was General Manager of KTG USA, an integrated paper manufacturer and a subsidiary of Kruger, Inc. He was responsible for a premium grade tissue mill from October 2005 to July 2007 and a newsprint mill, timberlands and power company where he served as Vice-President and general manager from October 2002 to October 2005. Prior to his tenure at KTG USA, Mr. Snyder served in various capacities with Kruger, Inc., Great Northern Paper, Inc., Alliance Forest Products U.S. Corporation and Bear Island Paper Company, including as a mill manager for most of 2002, a general manager of a paper business unit from 1999 to 2002, a Vice-President and general manager from 1992 to 1999 and a production manager from 1985 to 1992. Mr. Snyder holds a BS degree in Paper Science and Engineering from the State University of New York at Syracuse University.

Keith R. Schroeder, Chief Financial Officer

        Mr. Schroeder has been our Chief Financial Officer since January 2002. Prior to joining us, he served as Corporate Finance Director for Kruger, Inc.'s tissue operations from October 2000 to December 2001 and as Vice President of Finance and Treasurer of Global Tissue from 1996 to October 2000. Global Tissue was acquired by Kruger, Inc. in 1999. Prior to joining Global Tissue, Mr. Schroeder held a number of finance and accounting positions with Cummins Engine Company and Atlas Van Lines. Mr. Schroeder is a certified public accountant and holds a BS degree in Business Administration with an accounting major from the University of Evansville.

Dan Daniels, Vice President of Sales and Marketing

        Mr. Daniels has been our Vice President of Sales and Marketing since June 30, 2008. Prior to joining us, Mr. Daniels was a Team Leader/Branch Manager from 2003 to 2008 and Vice President of Grocery from 1996 to 2002 of Acosta/Luke Soules Sales & Marketing. Mr. Daniels oversaw all sales and business operations for the Dallas market and was responsible for $160 million in sales. From 1982 to 1996, Daniels served as Key Account Manager, District Manager and Customer Team Leader of Scott Paper Company. Mr. Daniels holds a BBA degree in marketing from Texas Tech University.

Gary P. Arnold, Director

        Mr. Arnold has significant international and domestic experience in the electronics industry in the areas of finance, strategic planning and operations, and has been involved in numerous capital market transactions. He spearheaded the turnaround at Tektronix Corp. where he was Chief Financial Officer from 1990 to 1992, and later served as Chairman and CEO of Analogy, Inc., a provider of design automation software used in the automotive industry, from 1993 to 2000. Since 2000, Mr. Arnold has been a private investor, and currently serves on the boards of directors of National Semiconductor Corp. (NYSE: NSM) and Gulfstream International Group, Inc. (NYSE Amex: GIA). Mr. Arnold is a certified public accountant and holds a BS degree in accounting from East Tennessee State University and a JD degree from the University of Tennessee School of Law.

Steven R. Berlin, Director

        Since January 2006, Mr. Berlin has been an independent financial consultant. Mr. Berlin was Vice President of Kaiser-Francis Oil Company from 2004 to January 2006, and the Vice President and Chief Financial Officer of Kaiser-Francis Oil Company from 1999 to 2004. He held the positions of Chief Financial Officer, Secretary and Treasurer of PetroCorp Corporation from 1999 to 2004 and was a director of PetroCorp Corporation from 2001 to 2004. Mr. Berlin was on the faculty of the University of Tulsa, where he taught business and finance courses, from 1996 to 1999. Prior to joining the faculty at the University of Tulsa, Mr. Berlin worked for CITGO Petroleum Corporation and its predecessors in various financial and management positions, including the last ten years as Chief Financial Officer. He is a member of the board of directors of North American Palladium Limited (NYSE Amex: PAL). Mr. Berlin received his BSBA degree from Duquesne University, his MBA from the University of Wisconsin and is a graduate of the Stanford Executive Program. He is a certified public accountant.

John C. Guttilla, Director

        Since 1988, Mr. Guttilla has been a principal and director in the financial services department of the public accounting firm of Rotenberg Meril Solomon Bertiger & Guttilla, P.C. Mr. Guttilla focuses on providing tax structuring and compliance advice in the area of real estate, entertainment, brokerage, manufacturing, printing, restaurant and construction. He is a certified public accountant and a member of the American Institute of Certified Public Accountants. Mr. Guttilla holds a BS degree in accounting from Fordham University and a Masters degree in taxation from St. John's University.

Douglas E. Hailey, Director

        Mr. Hailey is a Managing Director of the Investment Banking Division of Taglich Brothers, Inc., a New York-based full service brokerage firm that specializes in private equity placements for small public companies. Mr. Hailey joined Taglich Brothers in 1994. Mr. Hailey serves on the board of directors of Williams Controls, Inc. (NASDAQ: WMCO). Mr. Hailey received a BA degree in Business Administration from Eastern New Mexico University and an MBA from the University of Texas.

Jeffrey S. Schoen, Director

        From 2002 through 2006, Mr. Schoen served as Executive Vice President of Cumberland Swan, Inc., a private label manufacturer of personal care products. From 1999 through 2002, Mr. Schoen was employed by Paragon Trade Brands, a private label manufacturer of disposable diapers and training pants, last serving as Vice President of Operations. Mr. Schoen holds a BS degree in chemical engineering from the University of Wisconsin.

Jay Shuster, Director and Chairman of the Board

        For the past eight years Mr. Shuster has worked as an independent consultant. Mr. Shuster was employed by Rock-Tenn Company (NYSE: RKT) from 1979 through 2000 last serving as the company's Chief Operating Officer from 1991 through 2000. Prior to 1991, he held the positions of Executive Vice President Consumer Packaging Group, Executive Vice President and General Manager of the Folding Carton Division and Chief Financial Officer. He serves on the board of directors of Box Board Products Inc. Mr. Shuster is a certified public accountant and holds a BS degree in Business Administration from the University of Florida.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated August         , 2009, we have agreed to sell to the underwriter, Stephens Inc., all of the shares of common stock offered through this prospectus supplement. Unless otherwise stated or the context otherwise requires, references to the "underwriter" in this section refer to Stephens Inc.

        The underwriting agreement provides that the underwriter is obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

        We have granted to the underwriter a 30-day option to purchase up to                  additional shares at the initial public offering price less the underwriting discount. The option may be exercised only to cover any over-allotments of common stock.

        The underwriter proposes to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement. After the initial public offering, the underwriter may change the public offering price.

        The following table shows the per share and the total underwriting discount to be paid by us to the underwriter in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Without Over- Allotment	With Over- Allotment
Per share	$	$
Total	$	$

        We estimate that the total expenses of the offering payable by us, excluding the underwriting discount, will be approximately $                        .

        We have agreed that during the period 90 days after the date of this prospectus supplement, we will not, without the prior written consent of the underwriter:

  •
  issue, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, or the Exchange Act, and the rules and regulations of the Securities and Exchange Commission, or the SEC, promulgated thereunder, with respect to, any shares of our common stock or securities that are substantially similar to our common stock or are convertible into or exchangeable or exercisable for our common stock, or any warrants or rights to purchase our common stock or other such securities, all of which we refer to in this "Underwriting" section as "other securities";

  •
  file or cause to become effective any registration statement under the Securities Act of 1933, or the Securities Act, relating to the offer and sale of any shares of our common stock or other securities;

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or other securities; or

  •
  publicly announce an intention to conduct any transaction described above, except for the registration and sale of the shares of common stock offered under this prospectus supplement, the issuance of shares of common stock upon the exercise of options and warrants outstanding as of the date of this prospectus supplement, grants of employee stock options not exercisable

    (other than pursuant to provisions for automatic acceleration in the event of a change of control of our company) during such 90-day lock-up period under our stock incentive plan.

        Each of our directors, certain of our officers and two of our significant stockholders have agreed that during the period 90 days after the date of this prospectus supplement, subject to certain exceptions, that they will not, without the prior written consent of the underwriter:

  •
  issue, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, with respect to, any shares of our common stock or other securities;

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or other securities; or

  •
  publicly announce an intention to conduct any transaction described above.

        The lock-up agreements with each of the two significant stockholders permit each such stockholder to sell up to 40,000 shares of common stock beginning after the date 30 days following the date of this prospectus supplement.

        However, in the case of each lock-up described above, in the event that either (1) during the period beginning on the date that is 15 calendar days plus 3 business days before the last day of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the date that is 15 calendar days plus 3 business days after the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless a safe harbor is available to us pursuant to the applicable rules of the Financial Industry Regulatory Authority, or FINRA, relating to "actively traded securities" and we provide a certification to the underwriter that our common stock qualifies as "actively traded securities" under FINRA Rule 2711(f)(4).

        Our common stock is listed on the NYSE Amex under the symbol "TIS".

        We have agreed to indemnify the underwriter against liabilities under the Securities Act, or contribute to payments that the underwriter may be required to make in that respect.

        In connection with the offering the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any covered short position by either exercising its over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member, if any, is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE Amex or otherwise and, if commenced, may be discontinued at any time.

        The underwriter and its affiliates may in the future perform investment banking, financial advisory and lending services for us and our affiliates from time to time, for which they may receive customary compensation.

LEGAL MATTERS

        The validity of the shares of our common stock offered by this prospectus supplement will be passed upon for us by Bryan Cave LLP, Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriter by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

        The financial statements incorporated in this prospectus supplement by reference from our Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by HoganTaylor LLP, our independent registered public accounting firm, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        We file annual, quarterly, and special reports and proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available on the SEC's web site at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our web site at http://www.orchidspaper.com. We have not incorporated by reference into this prospectus supplement the information on our website, and you should not consider it to be a part of this document.

        The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you in this prospectus supplement by referring you to those documents. These incorporated documents contain important business and financial information about us that is not included in or delivered with this prospectus supplement. The information incorporated by reference is considered to be part of this prospectus supplement, and later information filed with the SEC will update and supersede this information.

        We incorporate by reference the following documents, which we have previously filed with the SEC:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2008;

  •
  our Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009;

  •
  our Current Reports on Form 8-K filed on January 12, January 26, March 2, and August 6, 2009;

  •
  the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on July 8, 2005, including any amendment or reports filed for the purpose of updating such description; and

  •
  any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the shares except for the filings, or portions thereof, that are "furnished" rather than filed with the SEC.

        We will provide without charge to each person, including any beneficial owner, to whom a prospectus supplement is delivered, on written or oral request of that person, a copy of any or all of the documents we are incorporating by reference into this prospectus supplement, other than exhibits to those documents unless such exhibits are specifically incorporated by reference into those documents. Such written requests should be addressed to:

  Orchids Paper Products Company
  4826 Hunt Street
  Pryor, Oklahoma 74361
  Attention: Chief Financial Officer

        You may direct telephone requests to Keith R. Schroeder, our Chief Financial Officer, at (918) 824-4605.

PROSPECTUS

$25,000,000
ORCHIDS PAPER PRODUCTS COMPANY
COMMON STOCK

        This prospectus relates to shares of common stock, par value of $.001 per share, of Orchids Paper Products Company that may be offered for sale from time to time in one or more offerings at prices and on terms to be determined at the time of offering and set forth in one or more supplements to this prospectus.

        This prospectus describes some of the general terms that may apply to an offering of the shares of our common stock. The specific terms and any other information relating to a specific offering will be set forth in a supplement to this prospectus. You should read this prospectus, the information incorporated by reference in this prospectus and any prospectus supplement carefully before make your investment decision. This prospectus may not be used to offer or sell the shares of our common stock unless accompanied by a prospectus supplement relating to the offered securities.

        The shares of our common stock may be sold directly by us, through dealers or agents designated from time to time, to or through underwriters or through a combination of these methods. See "Plan of Distribution" in this prospectus. We may also describe the plan of distribution for any particular offering of the shares in a prospectus supplement. If any agents, underwriters or dealers are involved in the sale of any securities in respect of which this prospectus is being delivered, we will disclose their names and the nature of our arrangements with them, including any applicable commissions or discounts, in a prospectus supplement. The net proceeds we expect to receive from any such sale will also be included in a prospectus supplement.

        Our common stock is listed on the NYSE Amex under the symbol "TIS."

        The shares of our common stock offered or sold under this prospectus involve a high degree of risk. See "Risk Factors" beginning at page 1 of this prospectus to read about certain factors you should consider before deciding whether to invest in shares of our common stock.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is July 15, 2009

 ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC"), using a "shelf" registration process. Under this shelf process, we may sell shares of our common stock, par value of $0.001 per share, in one or more offerings. This prospectus provides you with a general description of the shares we may offer. Each time we sell shares, we will provide a prospectus supplement that will contain specific information about the terms of the shares offered. This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the offering of the shares, you should refer to the registration statement, including its exhibits. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information" below. Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to "we," "us," "the Company" or similar references mean Orchids Paper Products Company and our subsidiaries.

        You should rely only on the information contained, or incorporated by reference, in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

        The information contained in this prospectus or a prospectus supplement or amendment, or incorporated herein or therein by reference, is accurate only as of the date of this prospectus or prospectus supplement or amendment, as applicable, regardless of the time of delivery of this prospectus or prospectus supplement or amendment, as applicable, or of any sale of the shares.

i

 ABOUT ORCHIDS PAPER PRODUCTS COMPANY

        Founded in 1998, we manufacture bulk tissue paper, known as parent rolls, and convert parent rolls into a full line of tissue products, including paper towels, bathroom tissue and paper napkins, for the consumer, or "at-home," market. We market our products primarily to the private label segment of the consumer tissue market and have focused on serving the discount retail market. We focus on the discount retail market because of the consistent order patterns and low number of stock keeping units or SKUs in this market. Our primary concentration within this market is the value retailers or dollar stores. By value retailers, we mean retailers typically known as dollar stores, which offer a limited selection across a broad range of products at everyday low prices in a smaller store format. While we have customers located throughout the United States, we distribute most of our products within an approximate 900-mile radius of our Oklahoma facility. However, we focus our sales efforts on an area within an approximate 400-mile radius of Pryor, Oklahoma. Our products are sold primarily under our customers' private labels and, to a lesser extent, under our brand names such as Colortex®, My Size®, Velvet®, and care®.

        Our principal executive offices are located at 4826 Hunt Street, Pryor, Oklahoma 74361, and our telephone at that address is (918) 825-0616.

RISK FACTORS

        Investing in our common stock involves risk. Before making an investment decision, you should carefully consider the risks described under "Risk Factors" in our most recent Annual Report on Form 10-K, or any updates in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. These risks could materially and adversely affect our business, results of operations and financial condition and could result in a partial or complete loss of your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the applicable prospectus supplement include and incorporate by reference "forward-looking statements." We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things:

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  our business strategy;

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  the market opportunity for our products, including expected demand for our products;

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  our estimates regarding our capital requirements; and

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  any of our other plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

        These statements relate to future events or future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievement to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These statements are only predictions.

        Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results or performance to differ materially from those contemplated by the forward-looking statements. These factors include, but are not limited to:

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  competition in our industry;

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  adverse developments in our relationships with key customers;

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  disruption in supply or cost of preconsumer solid bleached sulfate paper;

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  impairment of ability to meet our obligations and restrictions on future operations due to our substantial debt;

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  availability and price of energy;

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  variable interest rate exposure;

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  the loss of key personnel;

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  labor interruptions;

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  natural disaster or other disruption to our facility;

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  ability to finance the capital requirements of our business;

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  cost to comply with government regulations; and

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  failure to maintain an effective system of internal controls necessary to accurately report our financial results and prevent fraud.

        Other factors include those discussed under the caption "Risk Factors" from time to time in our filings with the SEC. We undertake no duty to update these forward-looking statements after the date of this prospectus, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

DESCRIPTION OF OUR COMMON STOCK

        The following information describes our common stock and provisions of our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws. This description is only a summary and does not purport to be complete. For information on how you can obtain those documents, see "Where You Can Find More Information" below.

  Common Stock

        We are authorized to issue up to 25,000,000 shares of our common stock, par value $.001 per share. As of June 19, 2009, there were 6,494,275 shares of our common stock outstanding that were held of record by approximately 72 stockholders.

        The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares voting are able to elect all of the directors. Holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available therefor, as well as any distributions to the stockholders. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities. Holders of our common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.

  Anti-Takeover Provisions of Delaware Law and Charter Provisions

        Interested Stockholder Transactions.    We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

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  before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

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  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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  on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines "business combination" to include the following:

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  any merger or consolidation involving the corporation and the interested stockholder;

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  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

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  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

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  the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

        In general, Section 203 defines "interested stockholder" as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

  Certificate of Incorporation and Bylaws

        Provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws may have the effect of discouraging certain transactions that may result in a change in control of our company. Some of these provisions provide that stockholders do not have the power to call a special meeting, cannot act by written consent and impose advance notice requirements and procedures with respect to stockholder proposals and the nomination of candidates for election as directors. Our Amended and Restated Certificate of Incorporation allows us to issue shares of common stock without any action by stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. These provisions may make it more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

 USE OF PROCEEDS

        Unless we inform you otherwise in the prospectus supplement, we expect to use the net proceeds from the sale of the shares for capital expenditures, working capital and other general corporate purposes.

        Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

PLAN OF DISTRIBUTION

        We may sell shares of our common stock in and outside the United States (a) through underwriters or dealers, (b) directly to purchasers, including our affiliates, (c) through agents or (d) through a combination of any of these methods.

        In addition, we may enter into derivative or hedging transactions with third parties. These third parties may in turn engage in sales of the shares of our common stock pursuant to this prospectus and applicable prospectus supplement in order to hedge their position and use the shares of our common stock to close out any loan of the shares or short position created in connection with those sales. We may also loan or pledge shares of common stock covered by this prospectus and applicable prospectus supplement to third parties, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus and the applicable prospectus supplement.

        The prospectus supplement will include the following information:

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  the terms of the offering;

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  the names of any underwriters or agents;

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  the name or names of any managing underwriter or underwriters;

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  the purchase price of the shares;

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  the net proceeds from the sale of the shares;

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  any delayed delivery arrangements;

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  any underwriting discounts, commissions and other items constituting underwriters' compensation;

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  any discounts or concessions allowed or re-allowed or paid to dealers; and

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  any commissions paid to agents.

Sale Through Underwriters Or Dealers

        If underwriters are used in an offering, the underwriters will acquire shares of our common stock for their own account. The underwriters may resell the shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer the shares to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase shares of our common stock will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered shares if they purchase any of them. The underwriters may change from time to time any offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

        During and after an offering through underwriters, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the shares sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the shares, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

        If dealers are used in the sale of the shares, we will sell the shares to them as principals. They may then resell those shares to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

        We may sell shares of our common stock directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the shares, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

        We may sell the shares directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

        If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

        We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

 LEGAL MATTERS

        Bryan Cave LLP, Chicago, Illinois, has passed upon the validity of the shares of our common stock to be offered pursuant to this prospectus.

EXPERTS

        The financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by HoganTaylor LLP, our independent registered public accounting firm, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you in this prospectus by referring you to those documents. These incorporated documents contain important business and financial information about us that is not included in or delivered with this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information.

        We incorporate by reference the following documents, which we have previously filed with the SEC:

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  our Annual Report on Form 10-K for the year ended December 31, 2008;

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  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009;

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  our Current Reports on Form 8-K filed on January 12, January 26 and March 2, 2009, and portions of our Current Reports on Form 8-K filed on February 26 and April 29, 2009;

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  the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on July 8, 2005, including any amendment or reports filed for the purpose of updating such description; and

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  any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the shares except for the filings, or portions thereof, that are "furnished" rather than filed with the SEC.

        We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, on written or oral request of that person, a copy of any or all of the documents we are incorporating by reference into this prospectus, other than exhibits to those documents unless such exhibits are specifically incorporated by reference into those documents. Such written requests should be addressed to:

  Orchids Paper Products Company
  4826 Hunt Street
  Pryor, Oklahoma 74361
  Attention: Chief Financial Officer

        You may direct telephone requests to Keith R. Schroeder, our Chief Financial Officer, at (918) 824-4605.

 WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly, and special reports and proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available on the SEC's web site at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our web site at http://www.orchidspaper.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document.

                        Shares

Common Stock

Stephens Inc.

August     , 2009